

Mail Stop 4631

December 1, 2017

Via E-Mail
Paul Zepf
Chief Executive Officer
Global Partner Acquisition Corp.
1 Rockefeller Plaza, 11th Floor
New York, New York 10020

> **Re: Global Partner Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 6, 2017**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2017**
> **Filed November 9, 2017**
> **File No. 001-37523**

Dear Mr. Zepf:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. Please note the updating requirements for the financial statements and related disclosures pursuant to Rule 3-12 of Regulation S-X.

2. Please provide an analysis addressing whether each of the following issuances should be registered under the Securities Act of 1933:

    * Class B common stock that Purple Innovation, Inc. will issue to InnoHold;
    * Class B Units that Purple Innovation, LLC will issue to InnoHold;
    * Class A Units that Purple Innovation, LLC will issue to GPAC.

3. Please explain whether the "renaming" of the existing GPAC common stock Class A common stock of Purple Innovation, Inc. constitutes a reclassification of securities and provide an analysis addressing whether you are required to register the reclassification under the Securities Act of 1933.

Letter to the Stockholders

4. Please revisit the disclosure relating to the changes to the corporate structure so that you provide shareholders with a clear, concise, and understandable discussion of the corporate reorganization taking place in connection with this transaction. It is not until page 122 that shareholders learn that the business combination involves the creation of an Up-C structure and, even there, you have not provided materially complete disclosure of the steps associated with the creation of the Up-C, why you have chosen it, and how it impacts current and future shareholders. Although you make a passing reference to "Class A Units" in the second bullet here, you fail to provide any contextual disclosure about the significance of those membership units to the overall corporate structure. Please revise throughout.

Summary of the Proxy Statement and Business Combination, page 1

Reasons for the Business Combination, page 6

5. We note disclosure of Purple's "annualized net revenue" here and on pages 17 and 109. Please also disclose the actual net revenue to date in these sections.

Board of Directors of the Company Following the Business Combination, page 9

6. Please disclose the names of the two other persons who will serve on the board of directors following the business combination.

Risk Factors, page 39

7. You disclose on page 70 that the payments you expect to make under the Tax Receivable Agreement will be substantial and could have a material adverse effect on your financial condition. Please discuss the range of future payments that you expect to pay InnoHold under the agreement including the scenario when the early termination provisions contained in the agreement are triggered. Please expand your liquidity discussion in MD&A to discuss the negative effects of these payouts. Also explain how you considered disclosure of the potential impact on future earnings associated with this contingency in your pro forma presentation.

8. We note that in proposal five, your amended and restated certificate of incorporation will include an exclusive forum provision. Please include a risk factor to discuss the effects of such a provision on your stockholders, including the possibility that the exclusive

forum provision may discourage stockholder lawsuits, or limit stockholders' ability to obtain a favorable judicial forum for disputes with the company, its officers and directors.

<u>We have identified material weaknesses . . ., page 58</u>

9. We note that your independent registered public accounting firm identified certain material weaknesses in your internal control over financial reporting. Please disclose the dollar amounts relating to the post-closing adjustments that were made to the company´s books and records and your financial statements as a result of the material weaknesses.

<u>Unaudited Pro Forma Condensed Combined Financial Information, Page 75</u>

10. You disclose that the pro forma financial information for the six months ended June 30, 2017 gives effect to the business combination as if it occurred on January 1, 2017. Please revise to present the transaction assuming it occurred at the beginning of the fiscal year presented and carried forward through any interim period presented. Refer to Rule 11-02(b) of the Regulation S-X.

11. Your pro forma presentation assumes two different levels of redemptions. You disclose on pages 36 and 76 that one of the assumed redemption levels was 1,000,000 shares which is the maximum number of shares redeemable that would allow you to maintain at least $100.0 of net parent cash in the trust account in order to close the business combination. However, we note from the table on page 5 and your disclosure on page 27 that you also assume a maximum redemption of 1,050,511 shares. Please revise to ensure your maximum redemption assumption is consistent throughout the document.

12. We note from your disclosure on page 82 that the merger consideration is calculated based on Purple's agreed upon enterprise value of $900 million. Please discuss in detail how you determined the enterprise value of Purple.

13. The footnote references for the pro forma income statement adjustments on page 78 do not appear to correspond to the footnotes on page 83. In addition, the cross reference included in footnote 3(c) related to the non-controlling interest on page 82 does not appear to be correctly referenced. Please advise or revise accordingly.

<u>Comparative Share Information, Page 85</u>

14. The pro forma basic and diluted EPS amounts for the year ended December 31, 2016 presented in this table are not consistent with amounts presented in the pro forma income statement on page 79. Please advise or revise accordingly.

Purple Management's Discussion and Analysis, Page 183

15. We note from your disclosure that the significant increases in total net revenue both for the six months ended June 30, 2017 and the year ended December 31, 2016 were primarily due to higher sales of mattresses. Please revise to further discuss the extent to which increases in the sales were attributable to changes in price or volume, and the underlying drivers of those changes. Refer to Item 303(a) of Regulation S-K.

16. Please discuss in detail the impact of the EquaPressure acquisition on your results of operations and financial condition.

17. Your discussion of changes in operating cash flows between comparable periods on page 191 is a recitation of information found on the statements of cash flow. Please revise to provide a more complete discussion addressing the material drivers underlying significant changes of individual cash flow items (e.g., inventory and accounts receivable). Refer to Section IV.B.1 of SEC Release 33-8350.

Purple Financial Statements

Note 8 – Concentrations, Page F-40

18. Please revise to provide the revenue by product disclosure as contemplated by ASC 280-10-50-40, similar to the disclosure that you provide on page F-62.

Note 10 – Subsequent Events, Page F-41

19. Please revise your footnote to disclose the date through which subsequent events have been evaluated and whether that date represents the date the financial statements were issued or the date they were available to be issued. Refer to ASC 855-10-50-1.

Form of Proxy

20. Please explain the purpose for requiring written notice to the transfer agent in order to perfect the request for redemption. At a minimum, in order to make it easier for shareholders to comply with the requirement for the written demand that you redeem their shares, you should provide shareholders with an automated process that helps them comply with the condition you are imposing. Please advise.

21. Please ensure that the proxy card is marked as "preliminary" until the time that you file a definitive proxy statement. Refer to Rule 14a-6(e)(1) of the Exchange Act.

22. Please revise to state whether any matters are conditioned on the approval of other matters. Refer to Rule 14a-4(a)(3) of the Exchange Act.

Form 10-Q for the Quarter Ended September 30, 2017

Exhibits 31.1 and 31.2

23. We note that the certifications do not include the reference to internal control over financial reporting in the introductory language in paragraph 4 as required by Item 601(b)(31) of Regulation S-K. This comment also applies to your Forms 10-Q for the quarterly periods ended June 30, 2017 and March 31, 2017. Please revise future filing to include the correct certifications.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact SiSi Cheng, Staff Accountant at (202) 551-5004 or, in her absence, John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

Cc: Via E-Mail
        Joshua Englard, Esq.